FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For October 29, 1999

                                  AERCO LIMITED
                               22 Grenville Street
                                   St. Helier
                                 Jersey, JE4 8PX
                                 Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [X]    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No [X]



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                                INDEX TO EXHIBITS

Item

1. AerCo Limited September 15, 1999 Quarterly Cash Report, Management Discussion and Analysis of Financial Condition and Results of Operations and Particulars of AerCo's portfolio.



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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 1999

                                    AERCO LIMITED

                                    By: /s/Frederick Bradley
                                       ------------------------------------
                                       Name: Frederick Bradley
                                       Title:   Attorney-in-Fact